[GREENBERG TRAURIG LOGO]

Stephen A. Riddick
Tel. 202.533.2338
Fax 202.331.3101
riddicks@gtlaw.com

October 1, 2004

VIA EDGAR AND VIA HAND DELIVERY

U.S. Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549
Attention: Matt Franker

Re:
Comstock Homebuilding Companies, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-118193

        On behalf of Comstock Homebuilding Companies, Inc. (the "Company"), enclosed is Amendment No. 1 to the Company's Registration Statement on Form S-1, marked to show changes from the Registration Statement filed on August 13, 2004.

        On behalf of the Company, we submit the following responses to the comments contained in the letter of comment of the Commission staff (the "Staff") dated September 10, 2004. The headings and numbered comments below correspond to the headings and numbers noted in such letter.

General

1.
In your amended filing, please update the financial statements presented and other related financial information.

        Response:    The Company acknowledges the Staff's comment and has updated the financial statements and other related financial information.

2.
We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

        Response:    The Company acknowledges the Staff's comments and will include the price range and share information in a pre-effective amendment prior to circulating any preliminary prospectus.

3.
Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

        Response:    The Company is supplementally providing herewith as Attachment I proofs of all graphics and photos the Company intends to include in the prospectus.

Summary; pages 1-5

4.
We note your summary contains a lengthy description of the company's business and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

        Response:    The Company acknowledges the Staff's comment and has made appropriate changes to the prospectus summary.

Summary Historical and Pro Forma Financial and Other Data, page 6

5.
Tell us why the backlog amounts on page 8 for 12/31/03 and 3/31/04 do not agree with the information presented in Note 13 on page F-24.

        Response:    The backlog data has been updated to June 30, 2004, and the updated data in "Summary Historical and Pro Forma Financial and Other Data" is consistent with that included in the updated financial statements.

Risk Factors, pages 9-21

6.
Discuss the potential risk of depreciating property values and state the possible consequences of such a decline for your business.

        Response:    The Company has added a new risk factor on page 9 in response to the Staff's comment.

7.
Please ensure that all of your risk factors clearly state a risk, and that they provide sufficient (but not unnecessary) context so that investors can understand the risk. For example, the risk factor on page 20 entitled "There may be conflicts of interest arising out of relationships..." is vague, and doesn't give investors a good sense of this risk or its magnitude.

        Response:    The Company has revised the risk factors where appropriate in response to the Staff's comment.

  The competitive conditions in the home building industry could increase our costs..., page 11

8.
On page 11, estimate the number and size of your competitors in each geographic market and state your relative competitive position in order to give investors a better sense of the importance of this risk.

        Response:    The Company has revised the risk factor consistent with the Staff's comment.

  Our significant level of debt could adversely affect our financial condition..., page 13

9.
In discussing your level of indebtedness on page 13, express your aggregate indebtedness as a percentage of equity. In addition, please state the amount currently devoted to servicing debt in both dollar terms and as a percentage of revenue. Provide estimates for these figures following consolidation of debt with the proceeds of this offering.

        Response:    The Company has revised the risk factor consistent with the Staff's comment. The Company supplementally advises the Staff that, in order to calculate the estimate of aggregate indebtedness as a percentage of equity on a pro forma basis, following consolidation of debt with the proceeds of this offering, it is necessary to estimate the net proceeds to be received by the Company in the offering. The Company will include the estimated percentage when it includes an estimated price range and share information in a future pre-effective amendment.

Use of Proceeds, page 23

10.
Please elaborate on the payments funded by proceeds of this offering that you will make to related parties. Please identify the parties, the amounts to be paid, and the nature of the transactions in which such amounts will be paid.

        Response:    The Company has revised the "Use of Proceeds" section consistent with the Staff's comment.

Corporate Consolidation, pages 24-26

11.
State the number of LLCs in which the minority interest is being acquired, and clarify whether these interests are owned, directly or indirectly, by any affiliates of the issuer.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

12.
Please provide a brief explanation of your rationale for maintaining Comstock Homes, Inc. as a distinct subsidiary of Comstock Holding Co., Inc. in your reorganized corporate structure.

        Response:    The Company has modified its planned corporate consolidation such that Comstock Homes, Inc. will no longer be maintained as a distinct subsidiary in the Company's reorganized corporate structure, and has revised the disclosure accordingly.

Capitalization, page 27

13.
Cash and cash equivalents should be segregated from debt and equity. The total capitalization amount should equal the sum of Notes Payable, Minority Interest, and Stockholders' Equity.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

MD&A, pages 41-54

  Results of Operations, pages 45-49

14.
On page 45 under "Orders and Backlog" you indicate a backlog of $63.5 million at 3/31/04 while in Note 13 on page F-24 you indicate a backlog figure of $65.7 million. Please provide the nature and amounts to reconcile these two disclosures.

        Response:    The backlog data has been updated to June 30, 2004, and the updated data in "Results of Operations" is consistent with that included in the updated financial statements.

15.
Also on page 45 under "Revenues" you indicate the increase in total revenue results from increased deliveries and revenue. Wouldn't the increase relate to the increase in the average settlement revenue and increased deliveries? Did the significant price appreciation in the Washington, DC market apply to all product categories compared to 2003?

        Response:    The Company has revised the disclosure to explain why the increase in the average settlement revenue was not a significant factor in the increase in total revenue, and to clarify that the significant price appreciation in the Washington, DC market applied to all product categories.

16.
You indicate on page 45 under "Cost of Sales and Selling, General and Administrative Expenses" that "costs of sales are capitalized and released at settlement on a pro-rata basis." On page F-12 you indicate that other revenue not related to the sale of residential property is recognized as services are provided. Please confirm that costs associated with the other revenue stream are not capitalized.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

17.
In your discussion of the "Cost of Sales and Selling, General and Administrative Expenses" on the first full paragraph on page 46, please state whether the increase in staff salaries from 3/31/03 to 3/31/04 was due to hiring new employees or an increase in the salaries of existing employees. If the increase is due to additional hiring, please state the number of positions created within that period.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

18.
You also indicate on page 46 that the cost of sales includes interest costs you incurred during the development phase and that low interest rates between the three-month periods ended 3/31/03 and 3/31/04 contributed to a lower cost of sales percentage. Given the production periods previously disclosed we would assume that interest rates during the production period were consistent and therefore do not see how they could have contributed to a lower cost of sales as a percentage of revenue. Please tell us why this is relevant to the decrease in cost of goods percentage.

        Response:    The Company has deleted the sentence regarding low interest rates contributing to a lower cost of sales percentage, because there was no significant change in interest rates during the two six-month periods being compared.

19.
In addition to price appreciation impacting the cost of goods percentage, discussed on page 45, wouldn't the last sentence under "Operating Income" on page 46 dealing with a more profitable mix of product resulting from settlements of lots you developed as opposed to lots you purchased from other developers have a significant impact on the lower cost of goods percentage achieved during the three months ended 3/31/04? You should also provide the dollar impact of the change in mix described.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

20.
The increase in operating income discussed on page 46 appears to result from increased home deliveries from 25 to 46 at appreciated prices in addition to a change in the mix of the lot cost of units sold that is partially offset by increases in SG&A. Please revise to discuss the impact of increased home deliveries and appreciated prices on operating income.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

21.
You indicate on page 46 under "income before minority interest" the percentage change as an increase of 7.9% from 2003 to 2004. The change should be disclosed as 7.9 percentage points, as the change expressed as a percentage change would be 92.9%.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

22.
Revise your filing to address the nature of and reasons for changes in other income (expense)—net and minority interest.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

23.
You attribute an increase in average price per order for the year ended December 31, 2003, to a shift in product mix on page 41, but cite a shift in product mix and price appreciation for an increase in average price per order for the year ended December 31, 2002, on page 48. Please quantify the percentage of your growth that is attributable to appreciation and that which is attributable to a shift in product mix for 2002 and 2003.

        Response:    The Company supplementally advises the Staff that it is unable to quantify the percentage of its growth that is attributable to appreciation and that which is attributable to a shift in product mix for 2002 and 2003.

24.
Please quantify and disclose the impact on upgrade elections caused by lower interest rates discussed on page 47. What portion of the increase in the average settlement revenue was effected by upgrade elections?

        Response:    The Company has deleted the sentence regarding the impact of upgrade elections. The Company supplementally advises the Staff that it is unable to quantify the portion of the increase in average settlement revenue that was affected by upgrade elections, but believes that such elections were not a significant factor in the increase in settlement revenue.

25.
On page 47 you indicate, "cost of sales is directly related to revenue," however, your cost of sales percentage decreased to 75.2% in 2003 from 77.2% in 2002. Tell us how cost of sales is directly related to revenue in this situation. Explanations provided relating to extended construction and development periods and increases in per unit labor costs would negatively impact the cost of sales percentage in 2003. Please quantify and disclose the impact on 2003 cost of sales for these factors.

        Response:    The Company has revised the disclosure consistent with the Staff's comment. The Company supplementally advises the Staff, however, that it is unable to quantify the impact of the cited factors on 2003 cost of sales.

26.
You attribute improvements in operating margins on page 48 under "Operating income" and "Income before Minority Interest" to selling, general, and administrative expenses increasing at a slower rate than increases in revenue. We would assume that considerable leverage is attainable on the fixed portion of your selling, general, and administrative expenses. Wouldn't the increase in margin be attributable to leverage gains in your fixed cost structure, increased deliveries and price appreciation? You historically have achieved similar revenue levels on much lower levels of selling, general and administrative expenses.

        Response:    The Company has revised the disclosure to reflect that, because selling, general and administrative expenses are fixed and recurring, significant decreases in revenue will result in corresponding decreases in operating margin.

27.
On page 49 you indicate that the decrease in cost of sales relates to a decrease in settlement activity. Please disclose what caused your cost of sales percentage to decline from 80.2% in 2001 to 77.2% in 2002. You indicate that your cost of sales includes interest that was previously capitalized. Was the interest cost previously capitalized and expensed in 2002 significantly lower than 2001? Please disclose the impact of previously capitalized interest on 2002 results.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

28.
Also on page 49 your cost of sales percentage declined by 3 percentage points not 3%, as a percentage change it would have declined by 3.7%. In the same sentence, you compare a fixed-dollar increase in average settlement price to a percentage decrease in costs of sales. Please express this comparative information in consistent terms.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

29.
On page 49 under "Income before minority interest," your analysis does not address the $2.3 million decline in income before minority interest, which is labeled an "increase" in the following sentence. While your cost of sales did improve by 3 percentage points, your operating margin was flat compared to 2001. Please disclose the factors affecting the decline in income before minority interest.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

Liquidity and Capital Resources, page 49-50

30.
On page 49-50 you indicate your initial source of cash flow as the sale of equity securities. Your statement of stockholders' equity on page F-9 reflects only one sale of equity securities (the formation of Sunset) during the past three years. Please tell us how the sale of securities has been a significant source of capital to the company.

        Response:    The Company supplementally advises the Staff that the statement of stockholders' equity on page F-9 does not reflect the sale of securities to, or contributions from, minority-interest shareholders. Notwithstanding this, the sale of securities to minority interest shareholders provides the Company with equity against which it can borrow funds for the acquisition of land and the construction of homes, and is therefore an important capital resource of the Company.

  Limited Liability Companies and Minority Interest Members, page 50

31.
On page 24, you state that you are the majority owner of eleven LLCs and that you are the sole owner of seven LLCs. Please explain why you discuss only three minority interest LLCs in this discussion of your liquidity. Are these the only LLCs that are a significant source of liquidity? Are these the LLCs whose minority interests you propose to acquire with proceeds of this offering?

        Response:    The Company has revised the disclosure to indicate that the Company intends to purchase the minority interests in four, rather than three, LLCs. The Company supplementally advises the Staff that those four LLCs are the only LLCs that are a significant source of liquidity for the Company, and that those four LLCs are those whose minority interests the Company proposes to acquire with the proceeds from this offering.

  Credit Facilities, pages 50-52

32.
Please disclose the range of pre-determined return to which minority members are entitled in the second bullet point in this discussion. Also discuss the cash expense and range of pre-determined rate of return to repurchase the minority interest in the LLC.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

33.
You indicate on page 50 that you had approximately $33.3 million available under existing secured revolving and construction loans for planned development expenditures. Please tell us the basis for this disclosure. Your Note 9 on page F-21 does not provide sufficient information to determine this amount.

        Response:    The Company supplementally advises the Staff that its credit facilities are funded based upon draw requests that are made as expenses related to development and construction are incurred. The cited disclosure is based upon the difference between the maximum funding available under the Company's credit facilities and the amounts drawn down as of the date indicated.

34.
You indicate on page 50 that "a majority" of debt on your secured credit facility is "based on" LIBOR or the prime rate. Please clarify; for example, disclose the range of basis points that are added to LIBOR or prime to arrive at the interest rates. Please also state the interest rate range in effect under your various credit facilities as of a recent date.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

35.
On page 51 you disclose typical covenants of your project loan agreements. Please disclose the typical equity levels required and leverage ratios you are required to adhere to. You also indicate you "believe" you are in compliance with these financial covenants, information disclosed in Note 9 on page F-21 states that you were in compliance. Please state whether you are in compliance with the financial covenants set forth in the agreements and also disclose the consequences of non-compliance with these covenants.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

36.
Also on page 51 you indicate that you are required to obtain guaranties from the "parent primary holding company" as well as principal's of the company. Please tell us who is the parent primary holding company. In addition, you disclose total guarantees of $49.6 million under your credit facilities. Tell us how this amount of guarantees relates to the information disclosed on F-24 indicating the company has guaranteed approximately $8.9 million of loans. You indicate the guarantees are made for the credit facility as well as your project based credit facilities. Please disclose the amount of guarantees related to your credit facility separate from your project based credit facilities.

        Response:    The Company has revised the disclosure consistent with the Staff's comment. The Company supplementally advises the Staff that the information disclosed on page F-24 indicating that the Company has guaranteed approximately $8.9 million of loans represents guarantees that the Company has provided on account of indebtedness of Comstock Service Corp.

  Cash Flow, page 52

37.
On page 52 the net cash (used)/provided for the first quarter of 2004 and 2003 should be stated in millions or add zeros to properly reflect the amounts.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

Contractual Obligations and Commercial Commitments, page 53

38.
Your contractual obligations and commercial commitments schedule on page 53 indicate the information is as of March 31, 2004, yet the lead in to the table indicates the information is as of December 31, 2003. Please present the information as of your year end.

        Response:    The Company has revised the table to present the information as of December 31, 2003.

39.
You also indicate that the entire balance of your notes payable is due in less than one year. The information provided on page F-20 in Note 9 indicates due dates through 2007. Please amend the table to reflect the dates provided on page F-20 or tell us why the schedule would not reflect the due date information provided.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

Quantitative and Qualitative Disclosures About Market Risk

40.
You indicate on page 54 under "Quantitative and Qualitative Disclosures about Market Risk" that you historically enter into forward fixed price contracts to mitigate the market risks of price fluctuation of commodities. If such agreements exist at 12/31/03 please enter the information as part of your purchase commitment disclosure in the Contractual Obligations and Commercial Commitments table on page 53. Purchase commitments should also include any option land or lot contracts outstanding at 12/31/03 such as those disclosed on page F-24 under "Lot Purchase Agreements."

        Response:    The Company supplementally advises the Staff that it had options, not binding commitments, to purchase commodities at December 31, 2003, and that the land and lot contracts outstanding at December 31, 2003 and disclosed on page F-24 were also options, not binding commitments. Accordingly, the Company has not included these contracts in the table of Contractual Obligations and Commercial Commitments.

Description of Business, pages 55-68

  Our Markets, page 55

41.
Please provide us supplementally with copies of the reports and other data you rely on for the per capita income, population, and job growth statistics you discuss in this section. Please highlight the information that you rely upon for ease of reference.

        Response:    The Company is supplementally providing herewith as Attachment II copies of such reports and other data.

  Greater Washington, DC. Metropolitan Market, pages 55-56

42.
On page 56 you state that the increase in the average sales price of a new Comstock home has increased from 3/31/01 to 3/31/04 due to a shift in product mix and general price appreciation. Please attempt to quantify the amount or percentage attributable to each of these factors.

        Response:    The Company supplementally advises the Staff that it is unable to quantify the percentage of its growth that is attributable to general price appreciation and that which is attributable to a shift in product mix for the period from 2001 to 2004. To provide additional disclosure regarding the increase in the average sales price he Company has added a table showing the average sales price of a new Comstock home during each of the last three years, by product type.

43.
You indicate on page 57 that being in a strong market is a competitive strength. Please discuss how being in a competitive market give you a competitive advantage against competition in the same market.

        Response:    The Company has deleted the paragraph under "Competitive Strengths" captioned "strong markets."

  Our Strategy—Expand into selected new geographic markets..., page 59

44.
In your discussion of expansion to new geographic markets on page 59, state whether management has identified specific geographic areas or entered into serious negotiations to establish a market presence.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

  Our Operations, pages 60-63

45.
We note that you cite diversified product mix and broad customer base as two of your competitive strengths. You also cite population growth in general and rapid growth in immigration specifically as factors contributing to increased demand in the first-time and early move-up homebuyer markets. Please clarify the relative importance of the various customer bases (first time buyers, early move-up, etc.) and products to your business.

        Response:    The Company supplementally advises the Staff that it considers each of the various customer bases and products to be equally important to its business, and does not believe that it is practicable to specify the relative importance of each.

  Sales and Production, page 62

46.
On page 62, state the price range for your products with greater specificity. Distinguish between your operations in the Washington, DC and Raleigh, North Carolina markets for each product classification.

        Response:    The Company supplementally advises the Staff that the price ranges indicated are the actual ranges applicable to the Company's products, in both of the geographical markets the Company serves. The ranges are relatively large because the purchase price for a home or other product varies greatly based on a number of factors, including the location of the product within the overall market.

47.
Provide the weighted average sales price for the "Total Virginia Active," "Total North Carolina," and "Total" lines on the chart on page 64.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

48.
In your description of competition on page 67, state the number of local, regional, and national competitors for each market in which you operate, as well as your relative competitive position in each market, if this information is known or reasonably available to you. Please discuss your principal methods of competition and identify the factors positively and negatively affecting your competitive position.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

49.
Please review and amend the last sentence under "legal proceeding" on page 68, as it is confusing. There appears to be an extra "not" included in this sentence.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

Certain Transactions, pages 77-78

50.
Please disclose whether you believe that the transactions described there are on terms at least as favorable to the company as it would expect to negotiate with unrelated parties.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

51.
In the third paragraph of page 77 you state that a lease agreement was entered into with Comstock Partners, L.C., in July 2002. The date of this transaction is listed as April 30, 2002, in the list of exhibits appearing on page II-2 of Part II, as well as on Exhibit 10.1. Please reconcile these dates.

        Response:    The Company has revised the disclosure on page 77 to indicate that the lease agreement was entered into in April 2002.

52.
State any planned acquisition of minority interests in project-level LLCs that will affect, directly or indirectly, the interest of any officer, director, security holder, or family members thereof.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

Underwriting, pages 86-88

53.
We note that you intend to conduct a directed share program. Please provide us supplementally with copies of all of the materials that you have sent or intend to send to directed share participants.

        Response:    The Company will provide the Staff supplementally with copies of all materials that it intends to send to directed share participants.

54.
Identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the procedures will be identical to procedures reviewed by Division's Office of Chief Counsel without objection. Please also include a brief description of any electronic distribution in the filing. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a similar description of their procedures.

        Response:    BB&T Capital Markets has advised the Company that it does not intend to engage in any electronic offer, sale or distribution of the Company's shares. The Company acknowledges the Staff's comment, and will supplement its response if it becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions.

55.
Tell us whether you or the underwriters have any arrangements with any third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning the issuer or prospectus that has appeared on their website. If you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment

        Response:    The Company supplementally advises the Staff that it has no arrangements, and BB&T Capital Markets has advised the Company that it has no arrangements, with any third party to host or access the preliminary prospectus on the Internet. The Company will supplement its response if it enters into any such arrangements after the date hereof, or if it becomes aware that any underwriter enters into any such arrangements.

The Comstock Companies, Inc—Financial Statements

56.
Your "Capitalized Interest and Real Estate Taxes" disclosure on page F-13 should include the total amount of interest cost incurred for the periods presented. SFAS 34 paragraph 21.

        Response:    The Company has revised its financial statements consistent with the Staff's comment.

57.
On page F-21 please disclose principal payments due for each of the next five years as required under SFAS 47.

        Response:    The Company has revised its financial statements consistent with the Staff's comment.

58.
On page F-21 under "Related Transactions" the accrued interest to TCG Fund I should either be $90,000 or $85,000 as reflected on page F-20. Please conform the correct amount.

        Response:    The Company has revised its financial statements consistent with the Staff's comment.

Comstock Service Corp., Inc.—Financial Statements

59.
Tell us why The Comstock Service Corp., Inc. opinion on F-28 does not refer to the PCAOB.

        Response:    After consultation with our independent accountants, the Company advises the staff that the financial statements of Comstock Service Corp., Inc. are provided in accordance with Rule 3-05 as a result of the proposed acquisition by the registrant. As Comstock Service Corp., Inc. is a privately-owned non-issuer, the opinion does not refer to PCAOB standards.

60.
Financial statements refer to "combined" consolidated financial statements. The reference to "combined" should be eliminated as Comstock Service Corp's financial statements are consolidated and not combined consolidated.

        Response:    The Company has revised its financial statements consistent with the Staff's comment.

61.
On page F-33 you indicate under your "Revenue Recognition" policy that revenue and related profits are recognized when full payment has been received and then you qualify that statement by indicating it is recognized when adequate cash down payment has been received. Please revise to eliminate any confusion.

        Response:    The Company has revised its financial statements consistent with the Staff's comment.

62.
Your "Capitalized Interest and Real Estate Taxes" disclosure on page F-35 should include the total amount of interest cost incurred for the periods presented should be disclosed. SFAS 34 paragraph 21.

        Response:    The Company has revised its financial statements consistent with the Staff's comment.

63.
In Note 8 on page F-41 please disclose principal payments due for each of the next five years as required under SFAS 47.

        Response:    The Company has revised its financial statements consistent with the Staff's comment.

64.
On page F-41 under "Fair Value of Financial Instruments" you do not provide the fair value of your fix rate debt, a portion of which is reflected at a zero percent interest rate. Please provide the required disclosure.

        Response:    The Company has revised its financial statements consistent with the Staff's comment.

65.
In Note 11 on page F-41 you indicate the company owed three different amounts to Comstock Homes, Inc. however you have provided only two balance sheets. Please adjust the disclosure to reflect amounts owned at 12/31/03 and 3/31/04.

        Response:    The Company has revised its financial statements consistent with the Staff's comment.

Part II—Information Not Required in Prospectus

65.
Please briefly state the facts relied upon in claiming exemption under Section 4(2) of the Securities Act for the sales of unregistered securities on Item 15 of page II-2.

        Response:    The Company has revised the disclosure consistent with the Staff's comment.

Exhibits

66.
We note that you plan to file several exhibits by amendment, including the legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.

        Response:    The Company acknowledges the Staff's comment, and will include the legality opinion and other exhibits as soon as practicable.

67.
Please file the consents of Messrs. Perfall, Chirite, Guernsey, MacCutcheon and Martin as exhibits to the registration statement, as required by Rule 438 of Regulation C.

        Response:    The Company has filed the consents of Messrs. Perfall, Chirite, Guernsey, MacCutcheon and Martin as exhibits to the registration statement.

68.
We note disclosure in your "Liquidity and Capital Resources" discussion that you derive significant liquidity from three LLCs. Discuss what consideration you have given for any contracts that you have with these LLCs and state whether any of these contracts are material so that they should be filed as exhibits to this registration statement.

        Response:    The Company supplementally advises the Staff that there are no written contracts between any of the four LLCs discussed in "Liquidity and Capital Resources" and any of the Company's primary holding companies.

*        *        *

        Please do not hesitate to call me at (202) 533-2338 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.

                        Very truly yours,

                        /s/ STEPHEN A. RIDDICK
                        Stephen A. Riddick

Enclosures

cc:
Christopher Clemente

ATTACHMENT I

Proofs of Graphics and Photos

Please see attached materials.

ATTACHMENT II

Support for Data and Statistics

Please see enclosed binder of support materials.